UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

20/20 GeneSystems, Inc.

(Exact name of issuer as specified in its charter)

Delaware	57-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD 20877

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to 20/20 GeneSystems, Inc., a Delaware corporation.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business-Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a commercial-stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

Our lead tests currently focus on early cancer detection. Of the ten deadliest cancers in the U.S., only three—breast, colon, and prostate—have widely adopted screening modalities. This is despite growing evidence that early detection saves or extends lives for cancers of the lung, liver, pancreas, esophagus, and ovaries which are not yet the subject of widespread asymptomatic screening. To address this deficiency, we are offering what we believe to be one of the first multi-cancer early detection, or MCED, blood tests to enter the American market. Known as OneTest, we believe our test may be the first and only MCED test to enter the U.S. market based on the levels of tumor antigens rather than circulating tumor DNA. Tumor antigen measurement is a widely deployed technology (see “Carcinoembryonic Antigen, Carbohydrate Antigen 19-9, Cancer Antigen 125, Prostate-Specific Antigen and Other Cancer Markers: A Primer on Commonly Used Cancer Markers” World Journal of Oncology (2023) 14(1):4-14; “Clinically Meaningful Use of Blood Tumor Markers in Oncology” (2016) BioMed Research International, 2016:9795269, doi:10.1155/2016/9795269). Throughout East Asia, these biomarkers are used for screening as part of yearly health checkups. In the U.S. and other Western nations, tumor antigens are widely used to monitor therapy responses or disease recurrence in persons being treated for cancer. Furthermore, each of the biomarkers detected in the OneTest panel uses an existing in vitro diagnostic test platform that has been cleared or approved by the U.S. Food and Drug Administration for at least one disease indication and is automated, easy to use and widely available. This proteomic approach permits significantly lower costs and easier access as compared to DNA based testing with little if any demonstrable loss in test accuracy, especially for early-stage detection of the major cancers for which there is no widespread screening.

To increase our menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021 we established our Clinical Laboratory Innovation Accelerator, or CLIAx, which permits diagnostics start-up companies from around the world to launch their laboratory-developed tests in our CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel. To date, we have enrolled one company in our CLIAx, Minomic International, and helped it validate and launch its blood test to help determine whether prostate-specific antigen levels should be followed up with a biopsy. Our CLIAx, which we believe to be the first such shared CLIA laboratory facility in the U.S., reduces the costs and expenses for start-up companies to launch their novel tests in the American market while providing us with sales and marketing rights to additional products. In 2022, it earned an “Honorable Mention” in Fast Company magazine’s list of “World Changing Ideas.”

In response to the novel coronavirus pandemic that began in early 2020, we expanded our business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. In the third quarter of 2020, in response to substantial and urgent demand for expanded viral testing in Maryland, we also began to provide COVID-19 viral testing using polymerase chain reaction (PCR) analytical equipment in our clinical laboratory. This pandemic-associated testing resulted in several years of profitability and forged business alliances that are being leveraged to support our core business. However, following the expiration of the public health emergency in May 2023, all testing from both the State of Maryland and the Montgomery County Health Department has ceased, although we may continue to receive some tests each month through our relationship with Giant Foods. We expect that revenues from COVID-19 testing will be very limited for the remainder of 2023 absent the emergence of a new variant resulting in a significant increase in cases.

Our legacy business also includes a pioneering field test kit for screening suspicious powders for bioterror agents known as BioCheck that is used regularly by hundreds of first responder organizations worldwide. Our BioCheck kits for screening suspicious powders remains profitable, but with limited growth potential.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and facilities costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	the average price per test paid by consumers;

●	the number of tests ordered per quarter;

●	the costs of third-party laboratories to run our tests;

●	the willingness of healthcare providers (including telemedicine providers) to prescribe and encourage our tests and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate;

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world;

●	the extent and duration of demand for COVID-19 viral and serology testing; and

●	our ability to identify additional tests and revenue sources to make up for the anticipated drop in COVID-19 testing.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2023 and 2022, both in dollars and as a percentage of our revenues.

	June 30, 2023		June 30, 2022
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$755,317	100.00%	$9,091,632	100.00%
Cost of revenues	714,338	94.57%	4,233,485	46.56%
Gross profit	40,979	5.43%	4,858,147	53.44%
Operating expenses:
Sales, general and administrative	3,014,253	399.07%	1,424,712	15.67%
Loss on impairment of fixed assets	209,073	27.68%	-	-
Research and development	629,247	83.31%	50,010	0.55%
Total operating expenses	3,852,573	510.06%	1,474,722	16.22%
Operating income (loss)	(3,811,594)	(504.64)%	3,383,425	37.21%
Other income (expense):
Interest expense	(14,243)	(1.89)%	(5,336)	(0.06)%
Interest income	117,524	15.56%	7,218	0.08%
Gain on sale of asset	-	-	2,371	0.03%
Other expense, net	(3,228)	(0.43)%	-	-
Total other (income) expense	100,053	13.25%	4,253	0.05%
Net income (loss)	$(3,711,541)	(491.39)%	$3,387,678	37.26%

Revenues. We generated revenues from sales of COVID-19 tests, OneTest, BioCheck and from our CLIAx during the six months ended June 30, 2023 and 2022. Our total revenues decreased by $8,336,315, or 91.69%, to $755,317 for the six months ended June 30, 2023 from $9,091,632 for the six months ended June 30, 2022. Such decrease was due to a significant decrease in revenues from sales of our COVID-19 tests and a decrease in revenues from our CLIAx, offset by increases in revenues from sales of OneTest and BioCheck. The following table summarizes our revenues by product:

	June 30, 2023		June 30, 2022
	Amount	% of Revenues	Amount	% of Revenues
COVID-19 PCR Tests	$250,145	33.12%	$8,729,633	96.02%
COVID-19 Antibody/Antigen Tests	2,375	0.31%	56,127	0.62%
OneTest	360,070	47.67%	186,392	2.05%
BioCheck	108,858	14.41%	74,362	0.82%
CLIAx	33,869	4.48%	45,118	0.50%
Total revenues	$755,317		$9,091,632

Revenues from our COVID-19 tests are derived from two classes of tests: (i) rapid point-of-care tests (antibody and antigen) that we distributed after validating and (ii) lab-based PCR testing of nasal swabs sent to our CLIA lab from area nursing homes, numerous county school systems in the State of Maryland and the Montgomery County Health Department. Revenues from our COVID-19 tests decreased by $8,533,240, or 97.13%, to $252,520 for the six months ended June 30, 2023 from $8,785,760 for the six months ended June 30, 2022. Such decrease was due to the significant decrease in demand for COVID-19 testing as the pandemic has subsided. As of the date of this report, all testing has ceased at both the State of Maryland and Montgomery County Health Departments, although we may continue to receive some tests each month through our relationship with Giant Foods.

Revenues from sales of OneTest increased by $173,678, or 93.18%, to $360,070 for the six months ended June 30, 2023 from $186,392 for the six months ended June 30, 2022. Such an increase was the result of adding additional sales leadership and personnel over the last year and increased digital advertising during the past twelve months.

Revenues from sales of BioCheck increased by $34,496, or 46.39%, to $108,858 for the six months ended June 30, 2023 from $74,362 for the six months ended June 30, 2022. Such an increase was due to our efforts to re-engage past customers to order the product again.

Revenues from our CLIAx decreased by $11,249, or 24.93%, to $33,869 for the six months ended June 30, 2023 from $45,118 for the six months ended June 30, 2022. Such decrease was due to the shift from tech transfer activities to ongoing laboratory activities for the processing of tests. The revenue for the six month period ended June 30, 2022 was predominantly for tech transfer of their lab developed test which yielded slightly higher revenue than the period ended June 30, 2023 which was for ongoing laboratory activities both of which were billed to them monthly. The agreement with the CLIAx customer includes future revenue sharing and co-marketing of their test into the US market if we are involved in the selling of these tests.

Cost of revenues. Our cost of revenues includes materials, labor, and laboratory expenses. Our cost of revenues decreased by $3,519,147, or 83.13%, to $714,338 for the six months ended June 30, 2023 from $4,233,485 for the six months ended June 30, 2022. As a percentage of revenues, cost of revenues was 94.57% and 46.56% for the six months ended June 30, 2023 and 2022, respectively. This significant decrease was due to the significant decrease in COVID-19 test revenue as detailed in the table below. The cost to provide COVID-19 testing through June 30, 2023 exceeded the revenue generated and as a result we assessed the viability of generating revenue on COVID-19 related equipment and remaining inventory as described further under loss on impairment of fixed assets below.

	June 30, 2023				June 30, 2022
	Revenues	Cost of Revenues	Gross Profit	Gross Margin	Revenues	Cost of Revenues	Gross Profit	Gross Margin
COVID-19 Tests	$252,520	$306,571	$(54,051)	(21.40)%	$8,785,760	$4,026,586	$4,759,173	54.17%
OneTest	360,070	320,087	39,983	11.10%	186,392	157,554	28,838	15.47%
BioCheck	108,858	72,698	36,160	33.22%	74,362	29,515	44,848	60.31%
CLIAx	33,869	14,982	18,887	55.76%	45,118	19,830	25,288	56.05%
	$755,317	$714,338	$40,979	5.43%	$9,091,632	$4,233,485	$4,858,147	53.44%

Gross profit and gross margin. Our gross profit decreased by $4,817,168, or 99.16%, to $40,979 for the six months ended June 30, 2023 from $4,858,147 for the six months ended June 30, 2022. Gross profit as a percentage of revenues (gross margin) was 5.43% and 53.44% for the six months ended June 30, 2023 and 2022, respectively. From the table above, it is evident that the costs to provide COVID-19 testing exceeded the revenue earned during that period. Fixed lab costs are allocated on a percent of revenue by product type basis thus putting downward pressure on all gross margins as COVID-19 revenue declined.

Sales, general and administrative expenses. Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses increased by $1,589,541, or 111.57%, to $3,014,253 for the six months ended June 30, 2023 from $1,424,712 for the six months ended June 30, 2022. As a percentage of revenues, sales, general and administrative expenses were 399.07% and 15.67% for the six months ended June 30, 2023 and 2022, respectively. Such increase was primarily due to the recognition of $915,590 in stock compensation expense recorded upon the granting of stock options in 2023 as compared to $130,153 in 2022. Other attributors to the increase include sales and marketing costs for hiring of additional salespeople and advertising activities in excess of the prior year by $206,881 and $417,327, respectively, as well as professional fees for accounting, legal, regulatory and business development activities in excess of 2022 by $179,896 related to increased regulatory filings and negotiation of license agreements for technology to enhance our product offering.

Loss on impairment of fixed assets. In the six months ended June 30, 2023, we performed an impairment analysis of laboratory equipment utilized in COVID-19 testing due to the significant material decrease in revenue and cash flow related to the COVID-19 testing and recorded an impairment charge of $209,073. The total laboratory equipment used in the PCR testing activities had a net book value of $415,131. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. The net book value of this equipment that remains in fixed assets equals $161,136 and will continue to be depreciated to research and development costs. As of June 30, 2023, we had approximately $26,393 in PCR testing inventory and will expense as used throughout the remainder of 2023 for research and development activities.

Research and development expenses. Our research and development expenses include clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms, and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses increased by $579,237, or 1,158.24%, to $629,247 for the six months ended June 30, 2023 from $50,010 for the six months ended June 30, 2022. As a percentage of revenues, research and development expenses were 83.31% and 0.55% for the six months ended June 30, 2023 and 2022, respectively. Approximately 90%, or $567,860, of the expenses in 2023 were due to a focus on the LDT validation of OneTest Premium (BioInfra I-Finder) technology and the remaining $61,387 distributed equally across the tech transfer of LungSPOT (lung cancer test), cardiovascular disease algorithms development and a capillary blood collection method study.

Total other income (expense). We had total other income, net, of $100,053 for the six months ended June 30, 2023, as compared to other income, net, of $4,253 for the six months ended June 30, 2022. Total other income, net, for the six months ended June 30, 2023 consisted of interest income of $117,524, offset by interest expense of $14,243 and other expense, net, of $3,228, while total other income, net, for the six months ended June 30, 2022 consisted of interest income of $7,218 and a gain on sale of asset of $2,371, offset by interest expense of $5,336.

Net income (loss). As a result of the cumulative effect of the factors described above, we generated a net loss of $3,711,541 for the six months ended June 30, 2023, as compared to a net income of $3,387,678 for the six months ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $6,212,756. Historically, our sources of cash have included private placements of equity securities and cash generated from revenues.

Management has prepared estimates of operations believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$(2,435,434)	$4,739,343
Net cash used in investing activities	(22,264)	(245,241)
Net cash used in financing activities	(137,121)	(28,963)
Net increase (decrease) in cash and cash equivalents	(2,594,819)	4,465,139
Cash and cash equivalents at beginning of period	8,807,575	3,354,469
Cash and cash equivalent at end of period	$6,212,756	$7,819,608

Net cash used in operating activities was $2,435,434 for the six months ended June 30, 2023, as compared to net cash provided operating activities of $4,739,343 for the six months ended June 30, 2022. Cash used in operating activities for the six months ended June 30, 2023 was mainly attributed to the $3,711,541 net loss for the period, net of the non-cash adjustments of $915,590 for stock based compensation, a $209,073 impairment charge and $96,463 depreciation and amortization charges yielding a net use of cash from the net loss of $982,365. The remaining $54,981 in additional cash used is related to the following negative impacts to operating cash flows from changes in the balance sheet: a net decrease in accounts payable and accrued liabilities of $529,557, and a net increase in prepaid expenses and other assets of $15,587, offset by a net increase in accounts receivable and inventory of $540,973 and $13,374, respectively, and net cash provided by an increase in interest payable of $8,211 and deferred revenue of $37,567. For the six months ended June 30, 2022, the cash provided by operating activities was mainly gained through the net income for the period of $3,387,678 plus the add-back of the non-cash adjustments of $130,152 for stock-based compensation and $174,503 for depreciation and amortization charges with an offset of a small loss on a sale of asset of $2,371.  The remaining net cash increases to operating cash flow were from the following changes to assets and liabilities during the period: net cash of $1,430,922 received during the period on accounts receivable and $98,112 on net reductions of inventory, increases in prepaid expenses of $10,251 and payments exceeding increases to accounts payable and accrued expenses of $525,878, offset finally by net cash on deferred revenue of $56,475.

Net cash used in investing activities was $22,264 for the six months ended June 30, 2023, as compared to $245,241 for the six months ended June 30, 2022. The net cash used in investing activities for the six months ended June 30, 2023 consisted of an acquisition of technology under a license agreement and related validation costs of $17,582 and purchases of property and equipment of $4,682, while the net cash used in investing activities for the six months ended June 30, 2022 consisted of purchases of property and equipment of $242,347 and an acquisition of technology under a license agreement and related validation costs of $8,644, offset by process from the sale of equipment of $5,750.

Net cash used in financing activities was $137,121 for the six months ended June 30, 2023, as compared to $28,963 for the six months ended June 30, 2022. The net cash used in financing activities for the six months ended June 30, 2023 consisted of deferred financing costs of $106,256 related to fundraising activities and principal payments on financing lease liabilities of $30,870, offset by proceeds from a warrant exercise of $5, while the net cash used in financing activities for the six months ended June 30, 2022 consisted entirely of principal payments on financing lease liabilities.

Convertible Note Offering

On August 15, 2022, we launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder, pursuant to which we offered convertible promissory notes. As of June 30, 2023, we issued convertible promissory notes in the aggregate principal amount of $213,010. The notes bear interest at rates ranging from 6% to 11.10% and are due and payable twenty-four (24) months after the date of issuance. The notes are unsecured, contain customary events of default and are convertible into common stock upon certain events. As of June 30, 2023, the outstanding balance of these notes is $218,061 consisting of principal of $213,010, net of unamortized debt issuance cost of $7,583 and an accrued interest balance of $12,634.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. In accordance with Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Performance obligations for four different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in our CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients, which may be discounted from list price based on volume of tests ordered. Periodically, discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through our online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

●	BioCheck ‒ Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase, which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers’ payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers’ payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests are recognized when returned nasal swabs are analyzed in our CLIA laboratory and the results are reported to the customer.

▪	For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers’ payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

▪	For insurance, we estimate the amount of consideration we expect to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. We follow a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. We rely on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of June 30, 2023, we were owed $353,316 from insurance companies. These claims, if denied by the insurance provider, can be billed directly to the customer contracted with us to provide the service. We have successfully billed back to the customer all denied claims to date related to COVID-19 testing.

●	CLIAx – Contractually, we can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if we sell any of the customer’s products. As of June 30, 2023, the CLIAx customer is working through its marketing plan and we have not yet performed any co-marketing activities and as a result have not sold any CLIAx products or recognized any related revenue.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. The impairment losses for the six months ended June 30, 2023 and 2022 were $209,073 and $0 for certain fixed assets, respectively. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by us.

Research and Development. We incur research and development costs during the process of researching and developing our laboratory tests, algorithms, information technologies, and other intellectual properties. Our research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. We expense these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use.

Stock-Based Compensation. We account for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Recently Issued Accounting Pronouncements

Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

20/20 GENESYSTEMS, INC.

BALANCE SHEETS

JUNE 30, 2023 AND DECEMBER 31, 2022

(UNAUDITED)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$6,212,756	$8,807,575
Accounts receivable, net	223,951	764,924
Inventory	73,700	87,074
Prepaid expenses	162,134	72,270
Total current assets	6,672,541	9,731,843
License agreement, net	329,679	340,929
Property and equipment, net	296,516	580,911
Intangible assets, net	195,628	179,403
Right of use assets	1,011,763	1,088,783
Due from affiliated entities	2,699	2,699
Deferred financing costs	106,256	-
Other assets	216,177	290,453
Total assets	$8,831,259	$12,215,021

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$419,014	$464,282
Accrued liabilities	165,507	649,795
Deferred revenue	353,789	316,222
Financing lease liabilities – current	15,705	46,575
Lease liability – current	158,481	153,297
Total current liabilities	1,112,496	1,630,171

Long-term liabilities:
Convertible note payable, net of unamortized debt discount	218,061	207,246
Lease liability – long term	922,382	1,003,338
Total long-term liabilities	1,140,443	1,210,584

Total liabilities	2,252,939	2,840,755

Commitments and contingencies (Note 8)

Stockholders’ equity:
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 shares issued and outstanding as of June 30, 2023 and December 31, 2022; liquidation preference of $5,297,776	12,043	12,043
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of June 30, 2023 and December 31, 2022; liquidation preference of $5,194,349	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of June 30, 2023 and December 31, 2022; liquidation preference of $1,442,231	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of June 30, 2023 and December 31, 2022; liquidation preference of $1,999,998	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of June 30, 2023 and December 31, 2022; liquidation preference of $2,598,350	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,765,311 and 4,764,811 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	47,653	47,648
Additional paid-in capital	27,761,469	26,845,879
Accumulated deficit	(21,276,963)	(17,565,422)
Total stockholders’ equity	6,578,320	9,374,266
Total liabilities and stockholders’ equity	$8,831,259	$12,215,021

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	2023	2022
Revenues	$755,317	$9,091,632

Cost of revenues	714,338	4,233,485

Gross profit	40,979	4,858,147

Operating expenses:
Sales, general and administrative	3,014,253	1,424,712
Loss on impairment of fixed assets	209,073	-
Research and development	629,247	50,010
Total operating expenses	3,852,573	1,474,722

Operating income (loss)	(3,811,594)	3,383,425

Other income (expense):
Interest expense	(14,243)	(5,336)
Interest income	117,524	7,218
Gain on sale of asset	-	2,371
Other expense, net	(3,228)	-
Total other income (expense)	100,053	4,253

Provision for income taxes	-	-

Net income (loss)	$(3,711,541)	$3,387,678

Basic net income (loss) per common share	$(0.78)	$0.71
Diluted net income (loss) per common share	$(0.78)	$0.36
Weighted-average common shares outstanding, basic	4,765,242	4,763,180
Weighted-average common shares outstanding, diluted	4,765,242	9,520,888

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2022	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,764,811	$47,648	$26,845,879	$(17,565,422)	$9,374,266
Stock option expense	-	-	-	-	-	-	-	-	-	-	-	-	915,590	-	915,590
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	500	5	-	-	5
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,711,541)	(3,711,541)
Balance, June 30, 2023	1,204,040	$12,043	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,765,311	$47,653	$27,761,469	$(21,276,963)	$6,578,320

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2021	1,205,069	$12,051	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,762,572	$47,626	$26,548,299	$(19,752,297)	$6,889,797
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	130,153	-	130,153
Conversion of preferred stock	(1,029)	(11)	-	-	-	-	-	-	-	-	1,029	10		-	(1)
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	3,387,678	3,387,678
Balance, June 30, 2022	1,204,040	$12,040	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,763,601	$47,636	$26,678,452	$(16,364,619)	$10,407,627

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,711,541)	$3,387,678
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	81,361	93,003
Stock based compensation	915,590	130,153
Amortization of license fees	11,250	11,250
Amortization of ROU assets, net of liabilities	1,248	70,250
Amortization of debt discount	2,604	-
Loss on sale of asset	-	(2,371)
Impairment of fixed assets	209,073	-
Changes in operating assets and liabilities:
Accounts receivable	540,973	1,430,922
Inventory	13,374	98,112
Prepaid expenses and other assets	(15,587)	(10,251)
Accounts payable	(45,269)	(315,796)
Accrued liabilities	(484,288)	(210,082)
Interest payable	8,211	-
Deferred revenue	37,567	56,475
Net cash provided by (used in) operating activities	(2,435,434)	4,739,343

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,682)	(242,347)
Proceeds from sale of equipment	-	5,750
Acquisition of license agreement and patent cost	(17,582)	(8,644)
Net cash used in investing activities	(22,264)	(245,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on financing lease liabilities	(30,870)	(28,963)
Deferred financing costs	(106,256)	-
Proceeds from exercise of warrant	5	-
Net cash used in financing activities	(137,121)	(28,963)

Increase (decrease) in cash and cash equivalents	(2,594,819)	4,465,139
Cash and cash equivalents, beginning of period	8,807,575	3,354,469
Cash and cash equivalents, end of period	$6,212,756	$7,819,608

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$3,334
Cash paid for income taxes	$-	$-

Non-cash disclosures of cash flow information:
Conversion of Series C Preferred Stock to Common Stock	$-	$11

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the “Company”), founded in May 2000, is a commercial stage diagnostics company with the core mission of developing and commercializing clinical laboratory tests for early disease detection and prevention and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical utility.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

To increase its menu of innovative tests faster and at a lower cost and risk than through internal development, in 2021, the Company established its Clinical Laboratory Innovation Accelerator (“CLIAx”), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in the Company’s CLIA (Clinical Laboratory Improvement Amendments) licensed laboratory using shared equipment and laboratory personnel.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements and footnotes of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2023. These consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates includes revenue recognition, impairment of long-lived assets, stock-based compensation and expense accruals.

Business Segments

The Company has determined that its current business and operations consist of one reporting segment.

Reclassifications

The Company has reclassified, combined or separately disclosed certain amounts in the prior years’ financial statements and accompanying footnotes to conform with the current year’s presentation. On the Balance Sheet, prior period presentation of $206,509 of “License Agreements, net” is now contained within “Other Assets”.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On June 30, 2023 and December 31, 2022, customer accounts receivable totaled $223,951 and $764,924, respectively. The receivables consist of customer receivables of $257,366 and $279,541 and receivables through a third-party provider for insurance claims of $60,696 and $547,843 are included in this balance at June 30, 2023 and December 31, 2022, respectively. The payment of consideration related to these third-party receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management’s determination of the amount deemed uncollectable. An allowance for doubtful accounts of $94,111 and $62,460 is included in accounts receivable at June 30, 2023 and December 31, 2022, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2023 and December 31, 2022.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets – Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

License Agreements

In accordance with ASC 730-10-25-2.c, Topic 350-30 paragraph 805-50-30-2, license fees incurred through license agreements for technology supporting specific products to be sold are either expensed for use in research and development or recognized as intangible assets if they have alternative future uses. The Company recognizes intangible assets when the following criteria are met: (1) the asset is identifiable to have an alternative future use, (2) the Company has control over the asset, (3) the cost of the asset can be measured reliably, and (4) it is probable that economic benefits will flow to the Company. In accordance with Topic 350-30 paragraph 805-50-30-2, the costs that are capitalized are measured by the cash paid to the licensor for the licensing of their technology in accordance with the license agreement. Any costs incurred during the validation of the technology are expensed to research and development once incurred. The license fees are amortized either beginning when the technology is validated internally and is ready to be included within the Company’s product offerings over the period covered by the agreement which might include extensions or based on other terms specific to the agreement.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. The impairment losses for the six months ended June 30, 2023 and 2022 were $209,073 and $0 for certain fixed assets, respectively (see footnote 3). There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. The total deferred offering costs at June 30, 2023 and December 31, 2022 was $106,256 and $0, respectively.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260, Earnings per Share, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income (loss) per share and reconciliation of net income (loss) to net income (loss) available to common stockholders for the six months ended June 30, 2023 and 2022.

	2023	2022
Weighted average common shares outstanding used in calculating basic earnings per share	4,765,242	4,763,180
Warrants to purchase Common Stock	—	88,632
Options to purchase Common Stock	—	53,311
Series C Preferred Stock	—	1,204,040
Series B Preferred Stock	—	1,471,487
Series A-2 Preferred Stock	—	442,402
Series A-1 Preferred Stock	—	651,465
Series A Preferred Stock	—	846,368
Weighted average common shares outstanding used in calculating diluted earnings per share	4,765,242	9,520,885

The Company excluded 2,418,777 options, 71,660 warrants, 1,204,040 shares of Series C Preferred Stock, 1,471,487 shares of Series B Preferred Stock, 442,402 shares of Series A-2 Preferred Stock, 651,465 shares of Series A-1 Preferred Stock and 846,368 shares of Series A Preferred Stock from the computation of diluted net income (loss) per share for the six months ended June 30, 2023 as they would be anti-dilutive due to the net loss.

The Company excluded 15,096 warrants and 180,917 options from the computation of diluted net income per share for the six months ended June 30, 2022 as their exercise prices were in excess of the most recent valuation of the Company’s common stock during that period. There are no material reconciling items to net income to diluted net income for common shareholders.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Six Months Ended June 30,
	2023	2022
Revenues
BioCheck	$108,858	$74,362
OneTest	360,070	186,392
COVID-19 PCR Tests	250,145	8,729,633
COVID-19 Antibody/Antigen Tests	2,375	56,127
CLIAx	33,869	45,118
Total revenues	$755,317	$9,091,632

Performance Obligations — Performance obligations for four different types of services are discussed below:

●	OneTest — Revenues from the sale of OneTest are recognized when returned serum specimens are analyzed in the Company’s CLIA laboratory and the results are reported to the customer. The specific transaction price is provided to the customer at the time of purchase either through the on-line portal or via a sales quote for commercial clients which may be discounted from list price based on volume of tests ordered. Periodically discounts are provided to individuals when purchased through our online portal. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. There are three customer groups: (i) individuals who purchase tests through the Company’s online portal; (ii) commercial clients that pay upfront for test kits and (iii) professional health organizations that purchase collection kits and are all billed upon completion of testing and when results are reported to the customer. Contracts with customers do not contain significant financing components based on the typical period between performance of services and collection of consideration. There are very little requests for returns or refunds.

●	BioCheck — Revenues for kits are recognized when kits are shipped to the customer. The specific transaction price is provided to the customer at the time of purchase which may be discounted from list price based on the volume of tests ordered. No estimates or adjustments are made to the transaction price for returns or refunds, since these events rarely occur. Customers’ payment terms are due upon receipt and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when test kits are shipped to the customer based on negotiated prices per individual contracts. Customers’ payment terms are due upon receipt of the invoice and are not provided significant financing components based on the typical period between shipment of the product and collection of consideration. There are no requests for returns or refunds.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in the Company’s CLIA laboratory and the results are reported to the customer.

▪	For direct billing to customers, revenue is recorded based on the agreed contracted amount for each test completed. Customers’ payment terms are net 30 days and are not provided significant financing components based on the typical period between completed tests and collection of consideration.

▪	For insurance, the Company estimates the amount of consideration it expects to be entitled to receive from customer groups in exchange for providing services using the portfolio approach practical expedient. The use of the expedient is not expected to differ materially from applying the guidance to an individual contract. These estimates are based on utilizing the expected value method and include the impact of contractual allowances (including payer denials). The portfolios determined using the portfolio approach consist of the following groups of customers which are similar since they are all insurance providers with similar reimbursement practices: healthcare insurers and government payers (Medicare and Medicaid programs). The process for estimating revenues and the ultimate collection of accounts receivable involves significant judgment and estimation. The Company follows a standard process, which considers historical denial and collection experience and other factors (including the period of time that the receivables have been outstanding), to estimate contractual allowances and recording adjustments in the current period as changes in estimates. Further adjustments to the allowances, based on actual receipts, may be recorded upon settlement. The Company relies on a third part billing company to process all claims to be paid by insurance providers. As a result, the average days to receive payment on these types of claims exceeds ninety days in some cases. As of June 30, 2023, the Company was owed $49,651 from insurance companies. These claims, if denied by the insurance provider, can be billed directly to the customer contracted with the Company to provide the service. The Company has successfully billed back to the customer all denied claims to date related to COVID-19 testing.

o	CLIAx – Contractually, the Company can earn revenue in two ways: (i) by providing laboratory services and (ii) through co-marketing activities of the CLIAx clients laboratory developed tests. Revenue for laboratory services is recognized monthly based on agreed laboratory activities for space, equipment use and contracted personnel. The revenue that can be earned through co-marketing activities would be recognized if the Company sells any of the customer’s products. As of June 30, 2023, the CLIAx customer is working through its marketing plan and the Company has not yet performed any co-marketing activities and as a result has not sold any CLIAx products or recognized any related revenue.

Deferred revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of the Company’s satisfaction of performance obligations. The deferred revenue as of June 30, 2023 and December 31, 2022 is $353,789 and $316,222, respectively, and are related to OneTest.

Seasonality

The Company’s significant fluctuation in COVID-19 viral testing solutions is affected by the pattern of seasonality subject to the unpredictable demand for viral testing in Maryland. With the significant decline in incidences and requirement for testing, the Company has anticipated the material decrease in revenue and cash flow related to the COVID-19 testing.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to customers are classified as cost of sales and totaled $79,273 and $141,864 for the six months ended June 30, 2023 and 2022, respectively.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s laboratory tests, algorithms, information technologies, and other intellectual properties. The Company’s research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $331,616 and $84,329 for the six months ended June 30, 2023 and 2022, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of June 30, 2023, and December 31, 2022, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2023, approximately 31% of total accounts receivable were due from two sources. As of December 31, 2022, approximately 51% of total accounts receivable were due from one source. During the six months ended June 30, 2023, approximately 56% of total revenues was received from one source. During the six months ended June 30, 2022, approximately 97% of total revenues were received from two sources. With the decline in COVID-19 incidences, one of the Company’s customers stopped testing in September 2022 and the other has ceased their COVID-19 testing in May 2023. The Company anticipated the significant impact of the slow-down in demand for this testing in its 2023 forecasted revenue and cash flow.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Risks and Uncertainties

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. In the fourth quarter of 2022 and through 2023, revenues from COVID-19 have decreased substantially.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2023	December 31, 2022
Office equipment	$160,669	$160,669
Furniture and fixtures	58,794	54,112
Laboratory equipment	610,550	896,636
Vehicles	40,555	40,555
Leasehold improvements	12,221	12,221
Total property and equipment	882,789	1,164,193
Less accumulated depreciation	(586,273)	(583,282)
	$296,516	$580,911

In the six months ended June 30, 2023, the Company performed an impairment analysis of laboratory equipment due to an anticipated material decrease in revenue and cash flow related to the COVID-19 testing and, consequently, the ceasing of testing contracts in May 2023 and, in accordance with the FASB guidance, recorded an impairment charge of $209,073. The fixed asset impairment charges are included as a component of operating expenses in a separate line on the accompanying statements of operations. The total laboratory equipment used in the PCR testing activities had a net book value of $415,131. It was determined after discussion with lab personnel that certain PCR laboratory equipment could be repurposed for potential future products and would be retained for research and development. The net book value of this equipment that remains in fixed assets equals $161,136 and will continue to be depreciated to research and development costs. As of June 30, 2023, the Company had approximately $26,393 in PCR testing inventory and will expense as used throughout the remainder of 2023 for research and development activities.

Depreciation expenses were $80,005 and $84,611 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30, 2023	December 31, 2022
Issued patents (amortized)	$31,840	$31,840
Unissued patents (unamortized)	195,005	177,423
Software development costs	-	45,575
Total patents	226,845	254,838
Less accumulated amortization	(31,217)	(75,435)
	$195,628	$179,403

Amortization expense for intangible assets was $1,356 and $8,392 for the six months ended June 30, 2023 and 2022, respectively. Unissued patents represent the legal fees incurred to file and prosecute patents prior to issuance. The unissued patents are for active pending patents only, any accumulated legal fees associated with abandoned unissued patents are expensed in the period they are abandoned.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 5 – FINANCING LEASES

In January 2021, the Company leased certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. As of June 30, 2023, $173,915 of financing lease equipment and $98,457 of accumulated depreciation are included in property and equipment on the balance sheets. The weighted average interest rate was 6.2% at June 30, 2023 and December 31, 2022.

Future minimum lease payments under the leases as of June 30, 2023 are as follows:

2023 (remainder)	$27,083
Total lease payments	27,083
Less: amount representing interest	(594)
Less: lease deposit	(10,784)
Total lease payments	$15,705

As of June 30, 2023, the weighted-average remaining lease term for all finance leases is six months.

NOTE 6 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $10,676 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

On September 29, 2022, the Company entered into a lease agreement with Abbott Laboratories, Inc. for laboratory equipment (analyzer). The term of the lease commenced on December 1, 2022 and shall expire 84 months thereafter. The monthly rental payments are $1,488 throughout the term of the lease. The Company also has a commitment to purchase $86,000 of consumables annually during the term of the lease.

Supplemental balance sheet information related to this lease is as follows:

June 30, 2023
Operating lease right-of-use lease asset	$1,242,936
Accumulated amortization	(231,173)
Net balance	$1,011,763

Lease liability, current portion	158,481
Lease liability, long term	922,382
Total operating lease liabilities	$1,080,863

Weighted Average Remaining Lease Term – operating leases	73 months

Weighted Average Discount Rate – operating leases	9.026%

Future minimum lease payments under this operating lease as of June 30, 2023, were as follows:

2023 (Remainder of year)	$97,582
2024	199,629
2025	204,632
2026	209,767
Thereafter	503,790
Total lease payments	1,215,400
Less imputed interest	(134,537)
Maturities of lease liabilities	$1,080,863

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

NOTE 7 – CONVERTIBLE NOTE PAYABLE

On August 15, 2022, the Company launched an equity crowdfunding offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation Crowdfunding promulgated thereunder, pursuant to which the Company offered convertible promissory notes. As of June 30, 2023 and December 31, 2022, the Company had outstanding convertible promissory notes in the aggregate principal amount of $213,010. The notes bear interest at rates ranging from 6% to 11.10%, cannot be prepaid without a majority investor vote and are due and payable twenty-four (24) months after the date of issuance. The notes are unsecured, contain customary events of default and are convertible into Common Stock as follows:

●	In the event that the Company issues and sells Common Stock or Preferred Stock to investors in a transaction or series of transactions resulting in gross proceeds of at least $100,000, excluding debt or the issuance of Common Stock or Preferred Stock in asset purchase or strategic merger or acquisition (a “Qualified Financing”), then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by such investors or (ii) the price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes);

●	In the event the Company completes an equity financing in which it sells Common Stock or Preferred Stock in a transaction that does not constitute a Qualified Financing, then the note holder has the option to treat such equity financing as a Qualified Financing on the same terms set forth above;

●	Upon the earlier to occur of (i) the closing of the sale of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act resulting in at least $5,000,000 of gross proceeds, (ii) the date on which the Company’s Common Stock is listed on a national stock exchange, including without limitation, NYSE American or the Nasdaq Capital Market, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority in principal amount of the then outstanding notes, then the entire unpaid principal amount and all accrued, but unpaid interest shall convert into Common Stock at conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the consummation of the event described above; and

●	The entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a conversion price equal to the quotient of $58,400,000 divided by the aggregate number of outstanding shares of Common Stock as of immediately prior to the conversion (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than these notes) as soon as reasonably practicable following the maturity date.

As of June 30, 2023 and December 31, 2022, the outstanding balance of these notes is $218,061 and $207,246, respectively, net of unamortized debt issuance cost of $7,583 and $10,187 and an accrued interest balance of $12,634 and $4,423, respectively.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Interest expense on the notes totaled $8,211 for the six months ended June 30, 2023, and the Company recorded amortization of debt discount in the amount of $2,604 during the six months ended June 30, 2023.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Royalties and License Agreements

License agreements consisted of the following:

	June 30, 2023	December 31, 2022
International license agreement	$450,008	$450,008
Total license agreements	450,008	450,008
Less accumulated amortization	(120,329)	(109,079)
	$329,679	$340,929

The Company has amortized the license agreement over the term amounting to an amortization expense of $11,250 for the six months ended June 30, 2023 and 2022.

In November 2017, the Company executed a license agreement with a foreign entity to obtain and secure an exclusive license to certain technology, intellectual property, and data relating to the Company’s OneTest in exchange for $150,000 of certain up-front fees and $300,008 in Common Stock and ongoing royalty fees. In accordance with ASC 730-10-25-2.c, Topic 350-30-25-1, the Company recognized the $150,000 in up-front fees paid and the $300,008 in Common Stock as a non-current asset identified as a license fee since the technology has an alternative future use when combined with other biomarkers specific to certain cancer types such as Lung or Pancreas. The Company entered an exclusive license to the technology until the last patent included in the specified technology expires, or 20 years. The Company has amortized the license agreement over the term amounting to an accumulative amortization of $120,329 and $109,079 as of June 30, 2023 and December 31, 2022, respectively. On a semi-annual basis, the Company expenses a royalty fee owed to the licensor as a percentage of OneTest revenue net of certain cost of revenues.

In August 2022, the Company entered into a three-year agreement to obtain and secure an exclusive license to certain multi-cancer diagnostic testing technology that incorporates additional biomarkers not currently part of the Company’s OneTest. This product once validated will be marketed as OneTest Premium. In addition to OneTest Premium, the license agreement provides access to other technology for tests that assess various chronic diseases such as immune function, cardiovascular function and diabetic propensity that utilize measurement of additional biomarkers. In accordance with ASC 730-10-25-2.c, Topic 350-30-25-1, the Company paid $300,000 in license fees; $150,000 upon signing, and $150,000 upon validation of the test. The initial $150,000 paid up-front has been capitalized in other assets as a prepaid royalty which will be expensed through the recognition of royalty fees incurred on each sale. The second fee of $150,000 paid upon validation of the product was expensed when paid to research and development costs since this payment was specifically for help in validating the test in the Company’s laboratory. Upon validation, the Company will recognize future per-test royalty fees in the range of $12-$25 per test sold.

On January 6, 2023, the Company entered into an option agreement to license certain proprietary technology from a leading cancer research institute for their in vitro diagnostics in the field of lung cancer blood-based predisposition evaluation tool. The initial six-month option costs the Company $70,000 and a portion of the patent fees. The agreement was not extended on July 6, 2023 and as a result, the $70,000 upfront fee was expensed to research and development costs as of June 30, 2023 as there was not alterative use for the license fee paid.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

Series A Preferred Stock

As of June 30, 2023 and December 31, 2022, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during the six months ended June 30, 2023 and 2022.

Series A-1 Preferred Stock

As of June 30, 2023 and December 31, 2022, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during the six months ended June 30, 2023 and 2022.

Series A-2 Preferred Stock

As of June 30, 2023 and December 31, 2022, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during the six months ended June 30, 2023 and 2022.

Series B Preferred Stock

As of June 30, 2023 and December 31, 2022, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during the six months ended June 30, 2023 and 2022.

Series C Preferred Stock

As of June 30, 2023 and December 31, 2022, there were 1,204,040 shares of Series C Preferred Stock issued and outstanding. In March 2022, an aggregate of 1,029 shares of Series C Preferred Stock were converted into 1,029 shares of Common Stock.

Common Stock

As of June 30, 2023 and December 31, 2022, there were 4,765,311 and 4,764,811 shares of Common Stock and outstanding, respectively.

During the six months ended June 30, 2023, the Company issued 500 shares of Common Stock upon the exercise of warrants for proceeds of $5.

During the six months ended June 30, 2022, the Company issued 1,029 shares of Common Stock upon the conversion of 1,029 shares of Series C Preferred Stock.

Stock Options

In 2007, the board of directors adopted the 20/20 GeneSystems, Inc. 2007 Equity Compensation Plan (the “2007 Plan”). The 2007 Plan provided for the grant of equity awards to employees and non-employees, including stock options and stock-based awards. Up to 500,000 shares of Common Stock could be issued pursuant to awards granted under the 2007 Plan. The 2007 Plan was administered by the board of directors and expired in 2017, ten years after adoption.

On January 26, 2022, the board of directors adopted the 20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (the 2022 Plan”), which was approved by stockholders on June 15, 2022. Awards that may be granted include incentive stock options as described in section 422(b) of Internal Revenue Code of 1986, as amended, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. Up to 3,000,000 shares of Common Stock may be issued under the 2022 Plan.

On April 1, 2023, the Company issued a non-qualified stock option for the purchase of 50,000 shares at an exercise price of $1.74 per share to an officer under the 2022 Plan which vests 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 82.8%; risk free rate 3.6%; estimated term five years for a total fair market value of $58,560.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

On January 1, 2023, the Company issued non-qualified stock options for the purchase of an aggregate of 1,485,000 shares of Common Stock at an exercise price of $1.74 per share, which represented the fair market value of the Company’s Common Stock on date of grant, under the 2022 Plan, which 1,130,000 options issued to certain employees and officers vest 50% upon the date of grant and the remainder vest over 24 months, 235,000 options issued to certain employees and officers vest 25% on the first anniversary of the date of grant and monthly thereafter for remaining 36 months, and 120,000 options to certain directors that vest over a term of one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2023 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 79.7% to 92.7%; risk free rate: 3.99% to 4.73%; estimated term of five years for a total fair market value of $1,734,060.

On February 1, 2022, the Company granted non-qualified stock options for the purchase of 300,668 shares of Common Stock at an exercise price of $1.0643 per share, which represented the fair market value of the Company’s Common Stock on date of grant, to certain directors of the Company. An aggregate of 150,332 shares vested in full on the date of grant and an aggregate of 150,336 shares vest monthly over one year. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2022 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 68.5%; risk free rate: 1.63%; estimated term of five years for a total fair market value of $183,708.

With the assistance of third parties, the Company determined the fair market value of its Common Stock underlying the stock options comparing a market approach through analysis of comparable public companies and a venture funding approach taking into account the senior terms of the Company’s Preferred Stock as compared to the Common Stock to arrive at a fair market value per share estimate for a common share. Once calculated, the Company applied a discount of 27% to account for the lack of marketability.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

At times, the Company granted stock options under the 2007 Plan in excess of the authorized shares under the plan. However, as of June 30, 2023 and December 31, 2022, due to forfeitures the number of options outstanding under the 2007 Plan are less than the authorized shares. The Company does not believe that such non-compliance with the 2007 Plan limits causes significant exposure to the Company as any options in excess have been forfeited and any such compensation expense has been recognized in historical financial information in compliance with applicable accounting standards. In 2017, the 2007 Plan expired.

During the six months ended June 30, 2023 and 2022, the Company recorded stock-based compensation of $915,590 and $130,153, respectively, recorded within the sales, general and administrative expenses. As of June 30, 2023, there was approximately $821,285 of total unrecognized share-based compensation related to unvested stock options, which the Company expects to recognize over five years.

20/20 GENESYSTEMS, INC.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

A summary of the incentive stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, January 1, 2023	21,362	$4.50	0.83
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-
Options outstanding, June 30, 2023	21,362	$4.50	0.34

Options exercisable, June 30, 2023	21,362	$4.50	0.34

There is no remaining unvested expense related to these stock options.

A summary of the Company’s non-qualified stock option activity is as follows:

	Total Options	Weighted Average Exercise Price Per Share	Total Weighted Average Remaining Contractual Life
Options outstanding, January 1, 2023	927,415	$1.08	7.72
Granted	1,535,000	1.74	10.0
Exercised	-	-	-
Expired	-	-	-
Forfeited	(65,000)	1.74	9.75
Options outstanding, June 30, 2023	2,397,415	$1.49	8.63

Options exercisable, June 30, 2023	1,619,536	$1.36	8.21

Warrants

On April 19, 2022, the Company issued a five-year warrant for the purchase of 91 shares of Common Stock at an exercise price of $4.40 (subject to standard adjustments) to a consultant for a value of $28 as partial compensation for services rendered and recorded in general and administrative costs.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years’ experience with clinical lab operations, to oversee the Company’s laboratory information systems and patient/physician portals. During the six months ended June 30, 2023 and 2022, the Company paid $61,624 and $57,790, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $22,000 and $0 in the six months ending June 30, 2023 and 2022, respectively, to this organization.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1, 2023 through September 8, 2023, the issuance date of these financial statements. Except as set forth below, there have been no events or transactions during this time which would have a material effect on these financial statements.

On July 18, 2023, the Company filed a Certificate of Amendment of Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, pursuant to which the authorized Common Stock was increased from 25,000,000 shares to 50,000,000 shares and the authorized Preferred Stock was increased from 10,000,000 shares to 20,000,000 shares.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Second Amended and Restated Certificate of Incorporation of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.1 to the Semiannual Report on Form 1-SA filed on November 15, 2018)
2.2	Certificate of Amendment to Second Amended and Restated Articles of Incorporation of 20/20 GeneSystems, Inc.
2.3	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 1-K filed on July 6, 2020)
2.4	Amended and Restated Bylaws of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on July 6, 2020)
6.1	Lease Agreement, dated March 18, 2021, between Shady Grove Development Park IX L.L.L.P. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.11 to the Annual Report on Form 1-K filed on April 30, 2021)
6.2	Employment Agreement, dated May 5, 2019, between 20/20 GeneSystems, Inc. and Jonathan Cohen (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on August 12, 2019)
6.3	20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (incorporated by reference to Exhibit 6.3 to the Annual Report on Form 1-K filed on May 26, 2022)
6.4	Form of Stock Option Agreement (incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K filed on May 26, 2022)
6.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 6.5 to the Annual Report on Form 1-K filed on May 26, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2023	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer
(Principal Executive Officer)

/s/ Anne Shiflett
Name: Anne Shiflett
Title: Acting Chief Financial Officer
(Principal Financial and Accounting Officer)